SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 2)
PVF Capital Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
693654 10 5

(CUSIP Number)
Umberto P. Fedeli, The Fedeli Group, 5005 Rockside Road, Suite 500, Independence, OH 44131, (216) 328-8080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 15, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693654 10 5	Page	2	of	5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Umberto P. Fedeli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		496,000(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		496,000(1)(2)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 10,000 Shares owned by the Fedeli Family Charitable Foundation.
(2) Includes 1,000 Shares owned by Mr. Fedeli’s wife’s IRA, for which Mr. Fedeli disclaims beneficial ownership.

CUSIP No. 693654 10 5	Page 3 of 5

Introduction.
          This Amendment No. 2 to Schedule 13D is filed by Umberto P. Fedeli relating to shares of common stock, par value $0.01 per share (the “Shares”), of PVF Capital Corp. (the “Company”), which is the holding company for Park View Federal Savings Bank.

Item 3.	Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     The Shares reported in Item 5(c) as having been acquired by Fedeli Family Charitable Foundation (the “Foundation”) were acquired for the aggregate purchase price of $10,020 (excluding commissions) with funds of the Foundation. The Shares reported in Item 5(c) as having been acquired by Mr. Fedeli were acquired for the aggregate purchase price of approximately $170,314 (excluding commissions) with Mr. Fedeli’s personal funds.

Item 4.	Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     On May 5, 2008, and May 15, 2008, Mr. Fedeli sent letters to the Board of Directors of the Company containing his plans and proposals for the Company. Mr. Fedeli’s letters are attached as Exhibits 7.1 and 7.2, respectively.

Item 5.	Interest in Securities of the Issuer.
     Items 5(a) and (c) are hereby amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,773,823 Shares outstanding.
     Mr. Fedeli beneficially owns a total of 496,000 Shares, or 6.4% of the outstanding Shares, which includes 485,000 Shares owned individually, 10,000 Shares owned by the Foundation, of which Mr. Fedeli is the president, and 1,000 Shares owned by his wife’s IRA. Mr. Fedeli disclaims beneficial ownership of the shares owned by his wife’s IRA.
     (c) On April 7, 2008, the Foundation purchased 3,000 Shares at an approximate price of $9.34 per share.
     Since the filing of Mr. Fedeli’s Amendment No. 1 to Schedule 13D dated April 15, 2008 Mr. Fedeli purchased 22,200 Shares in open market transactions as set forth below:

CUSIP No. 693654 10 5	Page 4 of 5

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
4/22/2008	2,000	$7.54
4/23/2008	15,200	$7.67
4/24/2008	5,000	$7.73

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is amended and supplemented as follows:
          Mr. Fedeli is aware that Ancora Securities, a registered broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, and certain of its affiliates hold Shares. Mr. Fedeli is an investment client of Ancora Securities. Mr. Fedeli has no beneficial interest in any Shares held by Ancora Securities or its affiliates, other than the Shares described in this Schedule 13D, which are held by Ancora in Mr. Fedeli’s investment account, the Foundation’s account or Mr. Fedeli’s wife’s IRA (for which Mr. Fedeli disclaims beneficial ownership). As set forth in the May 15, 2008 letter attached as Exhibit 7.2, Mr. Fedeli, together with Richard Barone, Chairman of Ancora, will take the steps necessary to conduct a proxy contest at the Company’s 2008 annual meeting to replace one-half of the existing board. Other than because Mr. Fedeli’s Shares are held at Ancora and as set forth in the May 15, 2008 letter, Mr. Fedeli has no contracts, arrangements, understandings or relationships with Ancora Securities or any of its affiliates with respect to the Shares, and disclaims membership in a group with Ancora Securities or any of its affiliates.

Item 7.	Material to be Filed as Exhibits.

7.1	Letter to PVF Capital Corp. dated May 5, 2008

7.2	Letter to PVF Capital Corp. dated May 15, 2008

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 15, 2008

/s/ Umberto P. Fedeli
Umberto P. Fedeli

EXHIBIT INDEX

Exhibit Number	Description
7.1	Letter to PVF Capital Corp. dated May 5, 2008

7.2	Letter to PVF Capital Corp. dated May 15, 2008